(Reference Translation)

April 28, 2015

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Yasushi Kyoda General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Concerning Partial Amendments to the Articles of Incorporation

We hereby inform you that at the meeting of the Board of Directors of Toyota Motor Corporation (“TMC”) held on April 28, 2015, TMC resolved to propose partial amendments to its Articles of Incorporation (the “Articles of Incorporation”) at its 111th Ordinary General Meeting of Shareholders scheduled to be held on June 2015, as described below.

1.	Reason for Amendments

The scope of Members of the Board of Directors and Audit & Supervisory Board Members with whom limited liability agreements may be concluded has been changed pursuant to the Act for Partial Revision of the Corporation Act (Act No. 90 of 2014) going into effect. In accordance with this change, TMC is partially amending its Articles of Incorporation. All Audit & Supervisory Board Members have unanimously consented to these amendments.

2.	Details of Amendments

The details of amendments are as follows:

(Underlined part indicates amendment)

Current Articles of Incorporation	Proposed Amendments
CHAPTER IV. MEMBERS OF THE BOARD OF DIRECTORS AND BOARD OF DIRECTORS	CHAPTER V. MEMBERS OF THE BOARD OF DIRECTORS AND BOARD OF DIRECTORS

Article 23. (Limited Liability Agreement with Outside Members of the Board of Directors)	Article 36. (Limited Liability Agreement with Members of the Board of Directors)

In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Corporation may enter into an agreement with Outside Members of the Board of Directors limiting liabilities provided for in Article 423, Paragraph 1 of the Corporation Act; provided, however, that the limit of the liability under the agreement shall be the minimum amount of liability stipulated by laws and regulations.

In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Corporation may enter into an agreement with Members of the Board of Directors (excluding Executive Members of the Board of Directors, etc.) limiting liabilities provided for in Article 423, Paragraph 1 of the Corporation Act; provided, however, that the limit of the liability under the agreement shall be the minimum amount of liability stipulated by laws and regulations.

(Underlined part indicates amendment)

Current Articles of Incorporation	Proposed Amendments
CHAPTER V. AUDIT & SUPERVISORY BOARD MEMBERS AND AUDIT & SUPERVISORY BOARD	CHAPTER VI. AUDIT & SUPERVISORY BOARD MEMBERS AND AUDIT & SUPERVISORY BOARD

Articles 24 - 29 (Omitted)	Articles 37 - 42 (The same as the current provisions)

Article 30. (Limited Liability Agreement with Outside Audit & Supervisory Board Members)	Article 43. (Limited Liability Agreement with Audit & Supervisory Board Members)

In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Corporation may enter into an agreement with Outside Audit & Supervisory Board Members limiting liabilities provided for in Article 423, Paragraph 1 of the Corporation Act; provided, however, that the limit of the liability under the agreement shall be the minimum amount of liability stipulated by laws and regulations.

In accordance with the provisions of Article 427, Paragraph 1 of the Corporation Act, the Corporation may enter into an agreement with Audit & Supervisory Board Members limiting liabilities provided for in Article 423, Paragraph 1 of the Corporation Act; provided, however, that the limit of the liability under the agreement shall be the minimum amount of liability stipulated by laws and regulations.

Articles 31 - 34 (Omitted)	Articles 44 - 47 (The same as the current provisions)

*

The Chapter and Article numbers set out under “Proposed Amendments” above reflect partial amendments to the Articles of Incorporation in connection with the establishment of Model AA Class Shares as disclosed in the press release titled “Notice Concerning the Issuance of the First Series Model AA Class Shares, Partial Amendments to the Articles of Incorporation in Connection with the Establishment of Model AA Class Shares and Repurchase of its Own Shares in Response to the Issuance of the First Series Model AA Class Shares” dated April 28, 2015.

3.	Schedule for Amendments

(1) Date of Resolution by the Board of Directors	April 28, 2015

(2) Date of Ordinary General Meeting of Shareholders	June 2015

(3) Effective Date	June 2015